Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2013	2012	2011	2010	2009
Net income (loss) before income taxes and non controlling interest	$(220,798)	$86,683	$34,702	$(9,896)	$(130,044)

Addback: (income) or loss from equity investees	42,320	(297)	22,862	23,724	—

Total fixed charges	17,244	10,813	12,266	36,313	41,238

Earnings	$(161,234)	$97,199	$69,830	$50,141	$(88,806)

Total fixed charges	$17,244	$10,813	$12,266	$36,313	$41,238

Ratio of earning to fixed charges(1)	—	9.0x	5.7x	1.4x	—

(1) If we consistently incur net losses before income taxes, we may not be able to maintain a ratio coverage of greater than 1:1. Due to our losses for the fiscal years ended December 31, 2009 and 2013, the ratio coverage in the respective years was less than 1.00 to 1.00. We needed to generate additional earnings of $130.0 million and $178.5 million for the fiscal years ended December 31, 2009 and 2013, respectively.